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04024902

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 1 0 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34760 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/7/04

82-34760

ARLS
12-31-03



SIGNIFICANT MILESTONES MET IN 2003




HUDSON BAY
BAIE JAMES
BOSTON
NEW YORK
INGTON DC
MIAMI
AURORA PLATINUM CORP.
ARP (TSXV)
NICKEL-COPPER-PGM
26.6%
38.6%
SUPERIOR DIAMONDS INC.
SUP (TSXV)
DIAMONDS
LAKE SHORE GOLD CORP.
LSG (TSXV)
GOLD (SILVER-COPPER-LEAD-ZINC)

Our Shareholders	01
Gold Deposit	10
ake Shore Gold Corp.	11
Superior Diamonds Inc.	11
anagement's Discussion and Analysis	12
uditors' Report	16
onsolidated Financial Statements	17
otes to Consolidated Financial Statements	20
orporate Information	IBC

Cover: High-grade copper-PGM + gold and silver mineralization, Crazy Creek Zone, Foy Offset Dyke

TO OUR SHAREHOLDERS

A number of significant corporate and exploration milestones were met in 2003 that will shape Aurora's growth and increase shareholder value in 2004 and the years to come.

2003 ACHIEVEMENTS

Earned a 60% controlling interest in the Foy and Footwall projects from Falconbridge Limited.

Discovered significant nickel-copper-PGM mineralization on our Foy Offset Dyke properties – the Falconbridge Joint Venture Foy Property and the Inco Limited Joint Venture Nickel Lake Property.

Discovered a potentially new type of copper-PGM-silver rich mineralization on the Crazy Creek-Canhorn Joint Venture ground, Foy Offset.

Acquired a new nickel-copper-PGM project in the Northern Abitibi Nickel Belt adjacent to the Falconbridge Montcalm Nickel Deposit.

Signed a 50/50 Joint Venture with Inco Limited on eight new nickel-copper-PGM properties located in the Northern Abitibi Nickel Belt.

Signed a Data Acquisition Agreement with Inco Limited to acquire all of Inco's database generated over five decades of exploration and covering in excess of 164,000 square kilometres of the eastern and central Canadian Shield (Abitibi Belt).

Expanded the Company's land position in the Belleterre-Temiscamingue Nickel-Copper-PGM Belt in western Québec.

Increased the asset value of the Company through equity interest in subsidiary companies – Lake Shore Gold Corp. and Superior Diamonds Inc.

Maintained a strong financial position with sufficient funding to accommodate current and planned exploration activities.

2004 DIRECTION

- Develop reserves/resources in the Sudbury projects on both the Falconbridge Limited and Inco Limited Joint Venture properties (Foy Offset and Footwall).

- Increase our drilling campaigns to better define the potential of untested targets and mineralization discovered on the Sudbury projects.

- Exploration for new mineralization/deposit types discovered on the Foy Joint Venture ground will be expanded to the Company's 100% owned properties at Sudbury.

- Expand the exploration programs in the Belleterre-Temiscamingue area with new joint venture partners to search for large Sudbury-type nickel-copper-PGM deposits.

- Drilling programs to include targets in the Northern Abitibi Nickel Belt with joint venture partner Inco Limited.

- Advancing work on the Inco Data Acquisition Agreement that will lead to additional nickel-copper-PGM property acquisitions in the Abitibi Belt of Ontario and Québec.

- Nickel-copper-PGM projects owned 100% by the Company in northwestern Ontario will be advanced through option agreements with partners.

- Continue to support the advancement of Lake Shore and Superior to increase shareholder value.

IN MEMORIAM

JOHN J FLEMING

It is with deep regret that we inform shareholders of the passing away of Director John J Fleming.
John was a loyal board member who always acted in the best interests of the Company and a friend to all those who worked with him.

His insight and wisdom will continue to lead the Company in the years to come.
He was an inspiration to all of us at Aurora and will be missed.


340
300
260
220
180
140
100
60
20
ESTIMATED VALUE (US$ BILLIONS)
OTHER SUDBURY DEPOSITS
LEVACK
COPPER CLIFF
CREIGHTON
FROOD STOBIE
SUDBURY MINING CAMP
GRASBERG
OLYMPIC DAM
RED DOG
GORO
KONIAMBO
ANTAMINA
VOISEY'S BAY
KIDD CREEK
After Griffiths McBurney, Dec. 2001

SUDBURY DEPOSITS VS. OTHER WORLD CLASS DEPOSITS

Value of present reserves and historical production in today's dollars

The past year has been a building year for Aurora. Having vested in the Falconbridge properties in the Sudbury Mining Camp, we can now move forward with a clear direction. Aurora is a nickel-copper-PGM exploration company and our major assets are the Sudbury properties. Deposits associated with the Sudbury Nickel Irruptive, a 60 kilometre long by 35 kilometre wide structure, constitute the richest deposit of metals in the world and include the recovery of nickel-copper-platinum-palladium-cobalt and other associated metals. The total value of historic production and present resources from this camp exceeds US$320 billion. With more than 100 years of mining history, the value of this camp will continue to grow as evidenced by new discoveries at Sudbury by Inco Limited, Falconbridge Limited and FNX Mining Company Inc.

There are two new companies with strategic land holdings in this prolific mining camp. FNX Mining Company Inc. has acquired past producing Inco mines, made a number of new discoveries and is now the third producer in the Sudbury Camp. The fourth company to hold strategic land positions in this camp is your Company, Aurora Platinum Corp. We have several 100% owned properties, as well as joint

FOOTWALL POTENTIAL

LONGITUDINAL SECTION (PARALLEL TO CONTACT)



FALCONBRIDGE WEST
FALCONBRIDGE MINE
FALCONBRIDGE EAST MINE
CRYDERMAN MAIN
CRYDERMAN CENTRAL
CRYDERMAN EAST
4 KM OF UNEXPLORED SIC CONTACT
1750 LEVEL
2625 LEVEL
4025 LEVEL
UNEXPLORED POTENTIAL 2.0 MILLION TONNES
6050 LEVEL
Tangential Shear No. 2
Tangential Shear No. 1
EAST MINE FAULT
FALCONBRIDGE
INCO
FALCONBRIDGE AURORA
INCO AURORA
NO. 1 FLAT FAULT
INCO
AURORA
NORDUNA SOUTH
OFF-HOLE CONDUCTOR
NORDUNA
OPEN
OPEN
UNEXPLORED
0
1
KILOMETRES
MILLION TONS UNEXPLORED POTENTIAL
+2.0
+1.0
+10.0
+1.0
+2.0
OPEN
OPEN
OPEN
SHAFT
AURORA 60% / FALCONBRIDGE 40%
FALCONBRIDGE AND INCO

CURRENT RESERVE NUMBERS* AND GROSS METAL VALUE (Pt, Pd, Au VALUES NOT INCLUDED)

AURORA 60% / FALCONBRIDGE 40% JOINT VENTURE

2,663,400 TONS (PROVEN AND POSSIBLE) AT 1.40% Ni, 0.86% Cu, 0.062% Co		LOWER GRADE: 4,744,000 TONS AT 0.57% Ni, 0.37% Cu, 0.025% Co	
METAL	**GROSS VALUE FEB 2004†**	**METAL**	**GROSS VALUE FEB 2004†**
Ni	$ 197.96	Ni	$ 80.60
Cu	$ 21.60	Cu	$ 9.29
Co	$ 35.96	Co	$ 14.50
TOTAL	**$ 255.52**	**TOTAL**	**$ 104.39**

* *Remaining historical mine reserves (see Aurora's news release, October 16, 2002)*
† *US dollars / Value per ton*

venture agreements with both Inco Limited and Falconbridge Limited. Our agreements with Falconbridge Limited cover more than 10 kilometres of the Foy Offset Dyke (the Foy Property and the Canhorn Claims) and 8 kilometres of the Sudbury Nickel Irruptive sublayer rocks lying within and adjacent to the past producing Falconbridge and Falconbridge East mines (the Footwall Property). The Footwall Property is host to a significant reserve/resource within the two past producing Falconbridge mines (over 7 million tons), and also includes the unexplored down-dip continuation of Inco's Cryderman Main, Cryderman East and Cryderman Central mineralized zones, and Falconbridge's Norduna Deposit.



HIGH-GRADE NICKEL-COPPER-PGM

The Crazy Creek Zone located on the Canhorne Claims Foy Offset Dyke was explored by stripping and mapping in 2003. Structurally controlled stockworks/ breccia matrix of high-grade copper-PGM (including gold and silver) mineralization was discovered

Exercising its option to form a joint venture with Falconbridge Limited on the Footwall and Foy properties was a significant achievement for the Company in 2003. By fulfilling all of its obligations under the Falconbridge Option/Joint Venture Agreement signed in 2000, Aurora has earned 60% of Falconbridge's interest in both properties and has assumed full operatorship of the Joint Venture.

Early in 2003 the Company discovered a new type of high-grade copper-PGM-silver mineralization on the Foy Offset Dyke. The Crazy Creek Zone, located partly on Canhorn ground and on Foy Joint Venture ground, was explored by stripping and detailed mapping in 2003. Structurally controlled fracture fillings of high-grade copper-PGM (including gold and silver) mineralization was discovered. The Crazy Creek Zone represents a new type of mineralization in the offset dyke environment as it more closely resembles Sudbury Igneous Complex contact related Footwall-type copper-PGM mineralization. Exploration of the Crazy Creek Zone is currently ongoing and will advance to drilling stage by early 2004.



CONTINUED STRONG METAL PRICES



Spinifex textured komatiite flow, Belleterre Greenstone Belt, Temiscamingue Region, Québec

Aurora also has an agreement with Inco Limited on a portion of the Foy Offset Dyke and made a number of significant discoveries of nickel-copper-PGM mineralization in 2003. These discoveries are still being drill explored and drilling will continue into 2004.

The Company has expanded its interests outside of the Sudbury Camp, and continues to explore in the Midrim-Belleterre-Temiscamingue area of southern Québec. High-grade nickel-copper-PGM mineralization has been found and new targets identified. This area represents the eastward continuation of the Southern Nickel Belt that includes the Sudbury Camp in the west.

Exploration in this area in 2003 has led to the discovery of a new komatiitic belt hosting a number of new nickel-copper-PGM showings. This terrain has never been explored for nickel-copper-PGM deposits. A major land position has been secured and a dedicated exploration program is planned for 2004.

High-grade copper-PGM rich mineralization, typical of the Footwall hosted deposits at Sudbury, have now been found associated with the high-grade nickel-copper-PGM deposits in the Midrim-Belleterre Area, Temiscamingue District, thus offering the potential for new deposits of this type in this district.

New agreements were reached with individuals and with Inco Limited to acquire nickel-copper-PGM properties in the Northern Nickel Belt in the Timmins area of Ontario. An agreement to acquire ground immediately adjacent to the Falconbridge Montcalm Nickel Deposit (production planned for 2005) was completed and advanced to the drilling phase.

SUDBURY PROJECTS



FOY PROJECT (ARP/FALCONBRIDGE)
CRAZY CREEK ZONE
NICKEL LAKE WEST ZONE
NICKEL LAKE EAST ZONE
N
Parkin Offset
Whistle Offset
WHISTLE MINE
Hess Offset
Foy Offset
NICKEL OFFSET MINE
Nelson Lake
WISNER ZONE
WD38 ZONE
NICKEL RIM SOUTH
NICKEL LAKE PROJECT (ARP/INCO)
MACLENNAN MINE
North Range
CRYDERMAN
Maclennan Offset
FALCONBRIDGE EAST MINE
Windy Lake
FALCONBRIDGE MINE
NORDUNA MINE
Whitson Lake
Vermilion Lake
Whitewater Lake
GARSON MINE
FOOTWALL PROJECT
Ministic Offset
Frood Offset
SUDBURY
South Range
Ramsey Lake
Copper Cliff Offset
Kelly Lake
0
10
KILOMETRES
Worthington Offset
SUDBURY IGNEOUS COMPLEX
SUBLAYER – OFFSET ROCKS AND SULPHIDE-BEARING GABBROIC ROCKS
UPPER ZONE – GRANOPHYRE
MIDDLE ZONE – QUARTZ GABBRO
LOWER ZONE – NORITE
Ni-Cu-PGM – DEPOSIT / SHOWING
AURORA 100% GROUND
OPTIONED CLAIMS
340
300
260
220
180
140
100
60
20
ESTIMATED VALUE (US$ BILLIONS)
OTHERS
LEVACK
COPPER CLIFF
CREIGHTON
FROOD STOBIE
SUDBURY DEPOSITS
VALUE OF PRESENT RESERVES AND HISTORICAL PRODUCTION IN TODAY'S DOLLARS

The Company also completed a Data Acquisition Agreement with Inco Limited to acquire all of Inco's database generated over five decades of exploration and covering almost all of the Abitibi Belt of the eastern and central Canadian Shield. More than 5,000 property reports and proprietary magnetic and electronic data covering an area in excess of 164,000 square kilometres will generate targets and new exploration models for the Company for years to come. As part of this Agreement, Inco Limited is required to offer any property that it acquires over the next five years to Aurora, and during 2003 a 50/50 joint venture on eight such nickel-copper-PGM properties was initiated. Each of these properties has been ground checked, geophysical targets confirmed and will be drill tested in 2004. The Company expects that Inco Limited will bring more properties for Aurora's consideration in 2004.

SUDBURY AREA DEPOSIT TYPES


CONTACT DEPOSIT
(NICKEL RICH)
FOY OFFSET
(Ni-Cu-PGM RICH)
Fault
FOOTWALL DEPOSIT
(Cu-PGM RICH)
Fault
SUDBURY BRECCIA
FOOTWALL BRECCIA
MEGABRECCIA
FOOTWALL
SUBLAYER NORITE
MAIN MASS NORITE
MASSIVE SULPHIDE
SULPHIDE VEINS

NICKEL LAKE ZONE
AURORA JOINT VENTURES


BHUTEM MODEL OF STRONG (6,000 SIEMENS), NON-DECAYING, DRILLHOLE CONDUCTOR HAVING DIMENSIONS OF ~200 METRES E-W AND ~130 METRES VERTICAL EXTENT AND DIPPING STEEPLY TO THE NORTH
THIS INTERCEPT IS ABOVE TARGET CONDUCTOR
Foster Lake
Nickel Lake
CONBRIDGE
NICKEL LAKE ZONE
NICKEL LAKE FAULT
NICKEL LAKE DEPOSIT
INCO
0
200
METRES
N

- ELECTROMAGNETIC CONDUCTOR
- BHUTEM (BOREHOLE) 3-D MODELED CONDUCTOR
- SURFACE SULPHIDE SHOWING
- FOY OFFSET DYKE
- AURORA 60% / FALCONBRIDGE 40%
- AURORA / INCO

DRILLHOLE SULPHIDE INTERSECTIONS PROJECTED TO SURFACE

- SEMI-MASSIVE / MASSIVE SULPHIDES

The Company has maintained a healthy treasury, expanded exploration projects and enjoyed good joint venture partners. With continued strong nickel-copper-PGM metal prices, the coming year will see a substantial increase in shareholder value.

I would like to thank the Board, our shareholders and our joint venture partners for their support in 2003. I would also like to acknowledge the dedicated efforts of our employees and their part in helping to build the fourth Sudbury Camp nickel company.

On Behalf of the Board,

DANIEL G INNES

President and Chief Executive Officer





Drilling – The Main Zone

Timmins Gold Deposit


4980E
7800N
VEIN 2 ZONE
OLD SHAFT
MAIN ZONE
OLD SHAFT
VEIN 3 ZONE
FOOTWALL ZONE
ULTRAMAFIC ZONE
N
LITHOLOGIC UNITS
MAFIC VOLCANIC ROCKS
TURBIDIC SEDIMENTARY ROCKS
ULTRAMAFIC VOLCANIC ROCKS
FINE GRAINED, EQUIGRANULAR MAFIC TO INTERMEDIATE DYKES
FELSIC VOLCANIC AND/OR VOLCANICALLY DERIVED TUFFACEOUS SEDIMENTARY ROCKS
DIABASE DYKE
ALTERATION
CARBONATE-SERICITE ALTERED
ALBITE-SERICITE ALTERED
BIOTITE-MAGNETITE-CALCITE ALTERED MAFIC AND ULTRAMAFIC VOLCANIC ROCKS
VEINS
QUARTZ +/- CARBONATE +/- ALBITE VEINS
TOURMALINE +/- QUARTZ VEINS AND PERVASIVE TOURMALINE ALTERATION
0
20
METRES

GEOLOGICAL MAP

TIMMINS GOLD DEPOSIT

STRIPPED AREA



3-D Model, Timmins Gold Deposit





LAKE SHORE GOLD CORP.

Lake Shore Gold Corp. (38.6% owned by Aurora as at March 18, 2004) has quickly established itself as an aggressive junior gold/base metal exploration company in the Canadian Shield. Lake Shore entered into an agreement with Holmer Gold Mines to acquire a 50% interest in the Timmins Gold Property, a high-grade gold deposit located within the Timmins Gold Camp. Drilling programs initiated in 2003 returned significant gold intersections over expanding widths. A new resource estimate for this gold deposit has been commissioned by Lake Shore. Acquisition by Lake Shore of a 100% interest in the Bazooka Gold Property and a number of other base metal properties in western Québec will also add shareholder value in 2004.

SUPERIOR DIAMONDS INC.

Superior Diamonds Inc. (26.6% owned by Aurora as at March 18, 2004) continued to focus its exploration on the Winisk-Kenyon River structural corridor in northwestern Ontario and on the southern shield in eastern Ontario-western Québec. Excellent sampling results from both areas in 2003 have defined specific target areas for follow-up work. Detailed airborne surveys over a number of these areas have been initiated in preparation for the 2004 drilling programs.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

DECEMBER 31, 2003 AND 2002

Description of Business

Aurora Platinum Corp. (the "Company" or "Aurora") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Québec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol ARP.

In 2002, Aurora also began exploring for gold through Lake Shore Gold Corp. ("Lake Shore") in which Aurora as at December 31, 2003 held a 42.9% interest, and for diamonds through Superior Diamonds Inc. ("Superior") in which it held a 27.6% interest as at December 31, 2003. Both Lake Shore and Superior have a large portfolio of properties in Ontario and Québec. The combined market value of these investments as at December 31, 2003 was $24.4 million.

As a result of equity transactions completed by Lake Shore and Superior during 2003, the Company's interest in both of these subsidiaries was reduced. Consequently, the Company changed the method of accounting for its interest in these previously controlled subsidiaries from consolidation to the equity basis. The results of operations of Lake Shore have been consolidated with those of Aurora for the eight month period ended August 31, 2003 and the investment recorded using the equity basis effective September 1, 2003. Similarly, the results of operations of Superior have been consolidated with those of Aurora for the eleven month period ended November 30, 2003 and the investment recorded using the equity basis effective December 1, 2003.

The following is a brief discussion of Aurora's major properties.

FALCONBRIDGE PROPERTIES

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are governed by the Foy and Footwall option/joint venture with Falconbridge Limited ("Falconbridge") under which the Company earned a 60% interest in both properties by spending $6 million on exploration over the past three years.

Aurora has assumed the role of Operator of both properties and expenditures in 2004 will be shared pro rata based on each party's ownership interest. The Company is now in the process of having all of the subject Falconbridge properties transferred to Aurora, as Operator, and this process is expected to be completed in the second quarter of 2004.

In 2004, the Company plans to increase its drilling campaigns to better define the potential of untested targets and new PGM-rich mineralization discovered on the Foy Property, generally, and the Crazy Creek Zone and the Canhorn Claims, specifically.

NICKEL LAKE PROPERTY

The Nickel Lake Property lies along the Foy Offset Dyke and consists of five patented claims totaling 71 hectares. In May 2002, the Company signed an agreement with Inco Limited ("Inco") granting the Company the option to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

A number of drillholes have been commenced or completed in the Nickel Lake Property to provide geophysical platforms to test this part of the Foy Offset Dyke. Disseminated nickel-copper-PGM mineralization has been intersected in most of these holes and subsequent downhole geophysical surveys have identified excellent targets believed to represent massive sulphides. Three-dimensional modeling of the geophysics and the Offset Dyke have further defined priority targets that will be drill tested in the first half of 2004.

As at December 31, 2003, the Company had spent approximately $1.5 million on the Property.

LANSDOWNE HOUSE PROPERTY

The Company has a 100% interest in the Lansdowne House Property, which is located in the Thunder Bay Mining Division in northwestern Ontario and is comprised of over 13,000 hectares of staked ground.

A small drilling program to test for PGM mineralization within the Lansdowne House Layered Complex was conducted in 2003. Narrow zones of mineralization were encountered in all of the holes, establishing a PGM horizon over approximately 3 kilometres of strike length. This mineralized horizon remains open. There are a number of additional nickel-copper-PGM targets and gold targets that have yet to be tested by drilling. These targets will be re-assessed in 2004. The Lansdowne House Property, together with the Fishtrap Lake Property, is currently being considered for joint venture with a major mining company.

QUÉBEC PROPERTIES

The Company is earning a 70% interest in the Belleterre and Midrim projects, located in western Québec, pursuant to option agreements signed in 2000. The Company has met its exploration expenditure commitments under both agreements.

Exploration in 2003 confirmed the presence of a significant nickel-copper-PGM target in the Belleterre-Midrim Region (the Temiscamingue Region). As a consequence, the Company has been in negotiations with a number of local landholders including a junior exploration company and intends to acquire additional property within this region to secure access to this target. The Company believes that these negotiations will be successfully concluded by the end of March 2004. Exploration in this Project will include airborne magnetics and ground exploration followed by drilling.

OTHER PROPERTIES

Aurora has a number of other target areas that will receive attention in 2004. The Montcalm nickel-copper-PGM Property was flown (magnetic and electromagnetic surveys) in 2003 and will be drill tested in early 2004. Inco has acquired a number of nickel-copper-PGM targets in the Northern Nickel Belt of Ontario and has completed ground verification of airborne anomalies. Under the Abitibi Agreement with Inco, the Company has elected to participate in these properties (50% interest) and it is expected that a first phase drilling program to test each of these anomalies will be completed in the coming year. It is also anticipated that Inco will present the Company with additional nickel-copper-PGM property opportunities in 2004.

Results of Operations

The Company recorded a net income of $482,856 for the year ended December 31, 2003 or $0.02 per share compared with a loss of $1,256,548 or $0.07 per share in 2002. The net income resulted from the recording of a gain on the deemed disposition of the Company's interest in Lake Shore as a consequence of equity financings completed by Lake Shore. This was partially offset by increases in general and administrative expenditures and the write off of expenditures relating to the Angliers Property in Québec.

Consulting and management fees represent $172,000 (2002 – $172,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its affiliated companies, $326,424 (2002 – $196,237) in fees on account of consulting and management services provided by directors, officers and other consultants, and $190,650 (2002 – $79,900) in stock-based compensation expense for stock options issued to non-employees.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs decreased by $285,000 in the current year due to a reduction in printing and mailing costs in 2003.

Office expense increased by $188,892 during the year ended December 31, 2003 primarily due to the Company's participation in an industry conference, a large corporations tax payment (LCT) which was not required in previous years, and the consolidation effect of Lake Shore (to August 2003) and Superior (to November 2003).

In 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the Property did not warrant further work.

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

The Company recorded gains of $1.9 million during 2003 on the deemed disposition of its interest in Lake Shore as a result of equity financings completed by Lake Shore which reduced the Company's interest from 61% to 42.9%. It also recorded a loss of $118,566 on the deemed disposition of its interest in Superior from 57% to 27.6%. In addition, the Company recorded its share of the equity losses in Lake Shore and Superior amounting to $186,432.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at December 31, 2003 was $4,547,306 compared to $8,403,901 as at December 31, 2002.

The decrease in working capital of approximately $3.8 million results from resource property and operating expenditures of $4 million and $1.1 million respectively and a reduction of $3.9 million in cash due to the change in accounting for Lake Shore and Superior to the equity method. This is partially offset by net proceeds of $5.2 million from share issuances completed by Aurora and its subsidiary companies.

During the year ended December 31, 2003, the Company issued 588,346 common shares pursuant to the exercise of stock options and warrants for net proceeds of $1,348,038. The Company also issued 88,333 common shares pursuant to property option agreements with third parties.

During 2003, resource property expenditures amounted to $4 million ($4.5 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.5 million); Nickel Lake Property ($0.6 million); Belleterre, Midrim and Geoffroy properties in Québec ($0.2 million); the Lansdowne House Property ($0.6 million), and the balance attributable to Lake Shore and Superior. A total of $1,020,799 in refunds either received or due to the Company, under Québec government programs, was recorded as a recovery of resource property expenditures.

The Company has a net future tax liability as at December 31, 2003 of $1,332,727 (2002 – $1,332,727) resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised in previous years. As the liability arose from transactions in the capital of the Company, the corresponding charges had been taken directly to deficit as opposed to being charged through operations. All of the proceeds from flow through monies raised in 2002 were spent by June 30, 2003.

The Company has lease obligations relating to its Sudbury office of $26,000 in 2004.

As at December 31, 2003, there were 1,946,500 stock options and 1,400,500 warrants outstanding as detailed in note 6(c) and (e) of the consolidated financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. All dollar amounts are in Canadian dollars.

FOR THE PERIODS ENDED DECEMBER 31	2003	2002	2001
FINANCIAL RESULTS			
Interest and other income	333,335	104,795	164,261
Net income (loss)	482,856	(1,256,548)	(1,377,493)
Earnings (loss) per share*	0.02	(0.07)	(0.10)
FINANCIAL POSITION			
Working capital	4,547,306	8,403,901	2,055,993
Resource properties	15,085,834	13,863,967	8,395,000
Total assets	22,638,510	22,994,208	10,690,098
Share capital	31,620,500	30,037,864	19,082,670
Deficit	(10,891,590)	(11,374,446)	(9,390,171)
Number of common shares issued and outstanding	20,128,550	19,451,871	15,992,869

*Earnings (loss) per share is based on the weighted-average number of shares outstanding.

QUARTERLY FINANCIAL INFORMATION

2003 FISCAL QUARTER ENDED	December 31	September 30	June 30	March 31
Interest and other income	189,959	35,752	48,033	59,591
Net income (loss)	242,602	591,938	(322,567)	(29,117)
Earnings (loss) per share*	0.01	0.03	(0.02)	–

2002 FISCAL QUARTER ENDED	December 31	September 30	June 30	March 31
Interest income	51,132	38,358	8,377	6,928
Net loss	(508,511)	(400,454)	(238,522)	(109,061)
Loss per share*	(0.03)	(0.02)	(0.01)	(0.01)

* Earnings (loss) per share is based on the weighted-average number of shares outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company has been recording compensation expense arising from stock option grants to non-employees since January 1, 2002. Effective January 1, 2004 the Company will also begin recording the expense for all employee stock-based compensation transactions. This will replace the current practice of disclosing the effect of such transactions on net loss and net loss per share on a pro forma basis.

With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $189,541 (2002 – $451,943) in consulting and management fees to companies controlled by Daniel Innes, President and CEO of Aurora and Lake Shore, Thomas Beattie, a director of Lake Shore and Superior, and John Paterson, President and CEO of Superior. A total of $172,000 (2002 – $172,000) was paid to Southwestern Resources Corp. ("Southwestern"), a company related by directors in common, pursuant to administrative services agreements between Southwestern and each of Aurora, Lake Shore and Superior. The basis for the fees is either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Auditors' Report

To the Shareholders of Aurora Platinum Corp.

We have audited the consolidated balance sheets of Aurora Platinum Corp. as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 27, 2004

Consolidated Balance Sheets

AS AT DECEMBER 31	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ 4,516,031	$ 8,642,005
Exploration advances and other receivables	262,263	332,595
	4,778,294	8,974,600
Property, plant and equipment *(note 4)*	156,503	155,641
Investments *(note 3)*	2,617,879	–
Resource properties *(note 5)*	15,085,834	13,863,967
	$ 22,638,510	$ 22,994,208
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 226,428	$ 559,076
Due to affiliated company *(note 9)*	4,560	11,623
	230,988	570,699
Long Term		
Future income taxes *(note 10)*	1,332,727	1,332,727
Deferred exploration advances	–	612,639
Non-controlling interest *(note 7)*	–	1,431,513
	1,563,715	3,947,578
SHAREHOLDERS' EQUITY		
Share capital *(note 6)*	31,620,500	30,037,864
Contributed surplus	345,885	383,212
Deficit	(10,891,590)	(11,374,446)
	21,074,795	19,046,630
	$ 22,638,510	$ 22,994,208

See accompanying notes to consolidated financial statements

Approved by the Board

ALAN C MOON

DANIEL G INNES

Consolidated Statements of Income (Loss) and Deficit

FOR THE YEARS ENDED DECEMBER 31	2003	2002
EXPENSES		
Consulting and management fees	$ 689,074	$ 448,137
General exploration	110,604	247,543
Investor relations	250,456	535,509
Legal and accounting	200,660	195,108
Office expense	277,468	88,576
Resource property costs written off *(note 5)*	258,630	–
Travel	51,951	34,754
Loss before undernoted items	(1,838,843)	(1,549,627)
Interest and other income	333,335	104,795
Equity in losses of affiliated companies *(note 3)*	(186,432)	–
Gain on shares issued by affiliated companies *(note 3)*	1,837,603	30,220
Income (loss) before non-controlling interest	145,663	(1,414,612)
Non-controlling interest *(note 7)*	337,193	158,064
Net income (loss) for the year	482,856	(1,256,548)
Deficit at beginning of year	(11,374,446)	(9,390,171)
Provision for income tax on flow through shares *(note 10)*	–	(727,727)
Deficit at end of year	$ (10,891,590)	$ (11,374,446)
Earnings (loss) per share – basic and diluted	$ 0.02	$ (0.07)
Weighted-average number of shares outstanding	19,762,225	17,409,686

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31	2003	2002
OPERATING ACTIVITIES		
Net income (loss) for the year	$ 482,856	$ (1,256,548)
Items not involving cash		
Equity in losses of affiliated companies	186,432	–
Gain on shares issued by affiliated companies	(1,837,603)	(30,220)
Non-controlling interest	(337,193)	(158,064)
Other income	(160,464)	–
Stock-based compensation	274,450	241,111
Resource property costs written off	258,630	–
	(1,132,892)	(1,203,721)
Change in non-cash operating working capital items		
Decrease (increase) in exploraton advances and other receivables	62,239	(46,685)
Increase (decrease) in accounts payable and accrued charges	83,280	(77,644)
	(987,373)	(1,328,050)
INVESTING ACTIVITIES		
Resource property expenditures	(4,454,010)	(5,175,294)
Decrease in cash due to change in accounting for affiliated companies	(3,881,276)	–
Additions to property, plant and equipment	(41,673)	(125,001)
	(8,376,959)	(5,300,295)
FINANCING ACTIVITIES		
Shares issued	1,348,038	10,567,696
Cash acquired on acquisition of subsidiary companies	–	2,371,077
Shares issued by subsidiary companies	3,890,320	245,515
	5,238,358	13,184,288
(Decrease) increase in cash and cash equivalents during the year	(4,125,974)	6,555,943
Cash and cash equivalents at beginning of year	8,642,005	2,086,062
Cash and cash equivalents at end of year	$ 4,516,031	$ 8,642,005
Cash and cash equivalents consist of:		
Cash	$ 325,460	$ 860,305
Short-term investments	4,190,571	7,781,700
Cash and cash equivalents at end of year	$ 4,516,031	$ 8,642,005

Supplemental Cash Flow Information *(note 8)*

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

DECEMBER 31, 2003 AND 2002

1. Description of Business

Aurora Platinum Corp. ("Aurora" or the "Company") is engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host nickel, copper, platinum and palladium, and is also exploring for diamonds and gold through its affiliated companies, Superior Diamonds Inc. ("Superior") and Lake Shore Gold Corp. ("Lake Shore"). Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition. All properties are currently in the exploration stage.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Basis of Consolidation

In September 2003, the Company changed the method of recording its interest in Lake Shore, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Lake Shore have been consolidated with those of the Company for the eight month period ended August 31, 2003. The Company's investment in Lake Shore has been accounted for using the equity basis effective September 1, 2003. As at December 31, 2003, the Company's interest in Lake Shore was 42.9% (2002 – 61.2%).

In December 2003, the Company changed the method of recording its interest in Superior, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Superior have been consolidated with those of the Company for the eleven month period ended November 30, 2003. The Company's investment in Superior has been accounted for using the equity basis effective December 1, 2003. As at December 31, 2003, the Company's interest in Superior was 27.6% (2002 – 57.0%).

b) Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments that on acquisition have a term to maturity of three months or less.

c) Financial Instruments

The Company's financial assets and liabilities include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. Except as otherwise disclosed, the fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenses of a general reconnaissance nature along with some of the costs of maintaining exploration offices are written off to general exploration during the year.

e) Property, Plant and Equipment
Capital assets are recorded at cost. Depreciation is computed on the following basis:

Office and other equipment	declining balance – 20%
Computer equipment	declining balance – 30%
Leasehold improvements	straight-line over 6 years

f) Investments
Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

g) Future Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

h) Stock Options
All stock-based awards made to non-employees are measured and recognized using a fair value based method. Awards that the Company has the ability to settle in stock are recorded as equity.

The Company uses the intrinsic value method for stock-based awards made to employees, officers and directors, whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

i) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

j) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

3. Investments

	% Ownership	Book Value	Market Value	Gain (Loss) on Deemed Disposition
Lake Shore Gold Corp.	42.9	$ 2,591,695	$ 19,140,000	$ 1,956,169
Superior Diamonds Inc.	27.6	26,184	5,214,143	(118,566)
Balance at December 31, 2003		$ 2,617,879	$ 24,354,143	$ 1,837,603

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Pursuant to equity financings and the restructuring done by Superior during the year ended December 31, 2002, the Company recognized gains on deemed dispositions totaling $30,220.

As a result of the dilution of the Company's interest in Lake Shore and resulting loss of control, the assets and liabilities of Lake Shore were no longer consolidated in the Company's balance sheet effective September 1, 2003. The assets and liabilities of Lake Shore excluded from consolidation and the investment carrying value at December 31, 2003 are detailed as follows:

Cash	$ 3,696,792
Exploration advances and other receivables	79,235
Resource properties	757,443
	4,533,470
Accounts payable and accrued charges	(332,531)
Due to affiliated company	(23,097)
Non-controlling interest	(1,884,855)
Investment as at September 1, 2003	$ 2,292,987
Gain on deemed disposition (September 1, 2003 to December 31, 2003)	368,215
Equity in loss (September 1, 2003 to December 31, 2003)	(69,507)
Investment as at December 31, 2003	$ 2,591,695

As a result of the dilution of the Company's interest in Superior and resulting loss of control, the assets and liabilities of Superior were no longer consolidated in the Company's balance sheet effective December 1, 2003. The assets and liabilities excluded from consolidation and the investment carrying value at December 31, 2003 are detailed as follows:

Cash	$ 184,480
Exploration advances and other receivables	40,077
Resource properties	294,881
	519,438
Accounts payable and accrued charges	(73,774)
Due to affiliated company	(24,665)
Non-controlling interest	(420,999)
Investment as at December 1, 2003	$ –
Gain on deemed disposition (December 2003)	143,109
Equity in loss for the one month period ended December 31, 2003	(116,925)
Investment as at December 31, 2003	$ 26,184

4. Property, Plant and Equipment

			2003	2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,121	$ 23,089	$ 56,032	$ 64,353
Computer equipment	128,288	49,928	78,360	68,551
Leasehold improvements	27,582	5,471	22,111	22,737
	$ 234,991	$ 78,488	$ 156,503	$ 155,641

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $40,811 (2002 – $23,694).

5. Resource Properties

FOR THE YEAR ENDED DECEMBER 31, 2003	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of year	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 873,642	$ 2,003,269	$ 2,768,435	$ 13,863,967
Property acquisition assessment and maintenance	888	–	94,999	868	26	205,987	302,768
Analytical	58,181	27,571	12,764	10,443	38,968	10,580	158,507
Geophysics	279,551	2,900	–	86,621	26,078	62,269	457,419
Geology	290,587	56,250	29,115	93,036	293,493	189,451	951,932
Drilling	684,677	–	–	380,355	182,687	99,114	1,346,833
Research	–	–	–	–	7,251	–	7,251
Project administration	168,776	5,413	5,323	40,322	28,095	80,981	328,910
Property costs written off	–	–	–	–	–	(258,630)	(258,630)
Deconsolidation of Lake Shore	–	–	–	–	–	(757,443)	(757,443)
Deconsolidation of Superior	–	–	–	–	–	(294,881)	(294,881)
Québec refundable tax credits	–	(599,777)	(392,722)	–	–	(28,300)	(1,020,799)
Balance, end of year	$ 5,875,712	$ 1,733,194	$ 1,334,211	$ 1,485,287	$ 2,579,867	$ 2,077,563	$ 15,085,834

*Includes: AEM 2000 ($910,667), AEM-Abitibi ($225,734), Rand ($246,382), North Range ($294,186), Miscellaneous ($400,594).

FOR THE YEAR ENDED DECEMBER 31, 2002	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of year	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ –	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition assessment and maintenance	26,306	117,297	103,348	217,500	77,076	(95,882)	445,645
Analytical	14,041	53,241	72,987	26,112	2,042	149,279	317,702
Geophysics	150,599	141,320	2,057	75,335	18,898	373,145	761,354
Geology	393,810	164,524	100,898	92,868	130,411	1,187,268	2,069,779
Drilling	593,238	401,559	310,407	446,729	(6,622)	27,905	1,773,216
Research	–	3,667	5,023	–	3,532	31,888	44,110
Project administration	145,677	(111,345)	(144,090)	15,098	32,187	119,634	57,161
Balance, end of year	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 873,642	$ 2,003,269	$ 2,768,435	$ 13,863,967

*Includes: AEM 2000 ($872,598), Lake Shore ($757,443), Superior ($294,881), Miscellaneous ($843,513).

FALCONBRIDGE PROPERTIES

In June 2000, the Company signed an Option Agreement with Falconbridge Limited ("Falconbridge") covering the Foy and Footwall properties within the Sudbury District of Ontario. Under the terms of the agreement, the Company earned a 60% interest in both properties during 2003 by expending $6 million (including a 10% management fee charged by the Operator) on exploration over three years. Both parties are now funding exploration on a pro-rata basis.

MIDRIM PROPERTY

In June 2000, the Company entered into an agreement with the owners ("the Owners") of the Midrim copper-nickel Property ("Midrim") in western Québec. Under the terms of the agreement, the Company can earn a 70% interest in the Project by making cash payments of $200,000, issuing shares to the Owners with a value of $200,000 (as at December 31, 2003, the Company had issued 75,961 shares worth $150,000 and $150,000 in cash to the Owners), and incurring exploration expenditures of $1.2 million over a three year period. Once this is achieved, the Owners have 60 days to decide whether to participate in further exploration on a pro-rata basis, dilute or sell their interest subject to Aurora's first right of refusal. At December 31, 2003, the Company had exceeded its total exploration expenditure commitment.

BELLETERRE PROPERTY

In October 2000, the Company entered into an Option Agreement with Hinterland Exploration Ltd. ("Hinterland") to acquire an interest in the Belleterre Property ("Belleterre") in Québec. The Company can earn a 70% interest in the Property by making cash payments of $125,000, issuing shares with a value of $350,000 (as at December 31, 2003, the Company had issued 73,732 shares worth $210,000 and $75,000 in cash to Hinterland), and spending $1.5 million on exploration over a four year period. Once this is achieved, Hinterland has 60 days to elect to participate in further exploration on a pro-rata basis, dilute or sell its interest, subject to Aurora's first right of refusal. At December 31, 2003, the Company had exceeded its total exploration expenditure commitment.

NICKEL LAKE PROPERTY

In May 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property ("Nickel Lake") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. As at December 31, 2003, the Company had spent $1,485,287 on this Project and has until May 2006 to incur the remaining balance of exploration expenditures.

LANSDOWNE HOUSE PROPERTY

The Company acquired, by staking, a 100% interest in the Lansdowne House Property, which is comprised of 13,088 hectares. The Lansdowne Property is located in the Thunder Bay Mining Division in northwestern Ontario.

6. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) During the years ended December 31, 2003 and 2002, changes in issued share capital were as follows:

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of year	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670
Issued pursuant to private placements – net of share issue costs of $739,453 (i)	–	–	2,594,192	8,470,532
Issued on the exercise of stock options	105,000	80,850	148,000	113,960
Issued on the exercise of share purchase warrants	483,346	1,267,187	592,008	1,983,205
Issued in exchange for resource properties (ii)	88,333	234,599	124,802	387,497
Issued at end of year	20,128,550	$ 31,620,500	19,451,871	$ 30,037,864

(i) During 2002, the Company issued a total of 2,594,192 common shares pursuant to private placements as follows:

- January 18, 2002: Issued 235,292 units at $2.55 per unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant entitled the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

- August 6, 2002: Issued 1,420,400 flow through units and 823,500 non-flow through units at $3.65 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one common share purchase warrant. Each whole share purchase warrant entitled the holder to buy one non-flow through common share for $4.75. As well, 224,390 broker warrants were issued which entitled the holder to purchase one non-flow through common share at a price of $4.05. All flow through proceeds have been spent as at December 31, 2003.

- September 3, 2002: Issued 115,000 units at $3.65 per unit consisting of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to buy one common share at a price of $4.75.

(ii) In 2003, the Company issued 50,000 shares to Inco pursuant to the AEM-Abitibi agreement, 23,333 common shares pursuant to the Belleterre Property option agreement and 15,000 shares under a separate option agreement.

In 2002, the Company issued 124,802 shares pursuant to the Nickel Lake, Midrim, Belleterre and Lavoie Lake agreements.

c) Stock Options

At December 31, 2003, there were 1,946,500 options outstanding and exercisable under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	2003		2002	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	1,967,500	$ 2.47	1,984,500	$ 2.27
Granted	84,000	$ 3.00	135,000	$ 3.51
Exercised	(105,000)	$ 0.77	(148,000)	$ 0.77
Cancelled	–	$ –	(4,000)	$ 3.60
Outstanding and exercisable at end of year	1,946,500	$ 2.58	1,967,500	$ 2.47

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
710,000	$0.77	1.3
10,000	$2.89	3.3
84,000	$3.00-$3.18	4.9
1,117,500	$3.40-$3.85	2.3
5,000	$4.09	1.8
20,000	$4.25	2.2
1,946,500	$2.58	2.1

d) Stock-Based Compensation Plan

As a result of stock options granted to non-employees in 2003, the Company recognized $274,450 (2002 – $241,111) in stock-based compensation and included this amount in contributed surplus. Of the total expense, $190,650 (2002 – $79,900) is included under consulting and management fees and $83,800 (2002 – $161,211) under general exploration.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

DECEMBER 31	2003	2002
Net income (loss)		
As reported	$ 482,856	$ (1,256,548)
Pro forma	$ 154,598	$ (1,460,825)
Earnings (loss) per share		
As reported	$ 0.02	$ (0.07)
Pro forma	$ 0.01	$ (0.08)

A weighted-average grant-date fair value of $1.66 (2002 – $1.18) for each option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2003: no dividends are to be paid; volatility of 59% (2002 – 43%;) risk-free interest rate of 5% (2002 – 5%); and expected life of five years (2002 – five years).

e) Warrants

As at December 31, 2003, there were 1,400,500 warrants issued and outstanding as follows:

Date Issued	Number	Exercise Price	Expiry Date
December 31, 2001	117,500	$4.00	December 31, 2004 (i)
August 6, 2002	1,168,000	$2.50	January 14, 2004 (ii)
September 3, 2002	115,000	$2.50	September 3, 2004 (iii)

(i) The expiry date of the 117,500 Series C warrants with a price of $4.00 was extended from December 31, 2003 to December 31, 2004.
(ii) The expiry date of the Series E warrants was extended to January 14, 2004 and the price was reduced from $4.75 to $2.50. Of the total amount outstanding, 1,113,500 warrants were exercised in January 2004.
(iii) The expiry date of the Series F warrants were extended to September 3, 2004 and the price was reduced from $4.75 to $2.50.

No carrying values have been assigned to the warrants.

7. Non-Controlling Interest

For the year ended December 31, 2003, the non-controlling interest of $337,193 (2002 – $158,064) appearing on the statements of income (loss) and deficit represents the minority shareholders interest in the results of operations of Lake Shore until August 31, 2003 and Superior until November 30, 2003.

In 2002, there was non-controlling interest of $1,431,513 representing the interest in the net assets of Lake Shore ($682,973) and Superior ($748,540) that was not attributable to the Company.

8. Supplemental Cash Flow Information

	2003	2002
SIGNIFICANT NON-CASH CAPITAL TRANSACTIONS		
INVESTING ACTIVITIES		
Common shares issued pursuant to property option agreements	$ 234,599	$ 387,497
Deferred exploration advances relating to Superior and Lake Shore	$ –	$ 612,639
OTHER SUPPLEMENTAL CASH FLOW INFORMATION		
Taxes paid	$ 32,900	$ (7,490)
Interest received	$ 168,875	$ 104,787

9. Related Party Transactions

	2003	2002
Fees paid on account of consulting and management services provided by companies controlled by directors	$ 189,541	$ 451,943
Amounts paid to Southwestern Resources Corp. (a company related by directors in common) under the terms of an administrative services agreement	$ 172,000	$ 172,000

As at December 31, 2003, $4,560 (2002 – $11,623) was due to Southwestern Resources Corp.

10. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net income (loss) for the year due to the following:

	2003	2002
Canadian statutory federal income tax rate	38%	40%
Provision (recovery) of income taxes computed at statutory rates	$ 55,000	$ (454,000)
Effect of provincial tax rates	5,000	(50,000)
Non-deductible expenses	104,000	139,000
Non-taxable portion of capital transactions	(349,000)	–
Valuation allowance	185,000	365,000
Income tax provision	$ –	$ –

As a result of the assignment of the tax deductibility of expenditures related to the use of flow through funds raised in the prior years, the Company recorded a provision for future tax liability for the year ended December 31, 2003 of nil (2002 – $(727,727)). This provision relates to transactions in the capital of the Company and has been taken directly to the deficit as opposed to being charged through operations. As at December 31, 2003, the future income tax liability was $1,332,727 (2002 – $1,332,727).

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax liability is as follows:

	2003	2002
Operating loss carry-forwards	$ 469,000	$ 1,506,000
Tax value in excess of carrying value	–	1,063,000
	469,000	2,569,000
Less: Valuation allowance	–	(1,942,800)
Net future income tax asset	469,000	626,200
Carrying value of assets in excess of tax value	(1,615,727)	(1,958,927)
Carrying value of investments in excess of tax value	(186,000)	–
Net future tax liability	$ (1,332,727)	$ (1,332,727)

At December 31, 2003, the Company had loss carry-forwards of $1,753,000 available for tax purposes in Canada, which expire between 2004 and 2011.

Corporate Information

Directors and Officers

Alan C Moon † ◊
Chairman and Director

Daniel G Innes ◊
President, CEO and Director

Michael J Byron
Vice President, Exploration

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

Prakash K Athwal
Vice President, Finance and CFO

William D McCartney *
Director

J Murray Sinclair * †
Director

Michael D Winn * † ◊
Director

MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE COMPENSATION COMMITTEE
MEMBER OF THE ENVIRONMENT AND SAFETY COMMITTEE

Head Office

Aurora Platinum Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

Exploration Offices

Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
Telephone 705 525 0992
Fax 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0
Tel/Fax 819 765 2718

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

ARP – TSXV

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Thursday, June 3, 2004 at 11:00 am

AURORA

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

AURORA PLATINUM CORP.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 3, 2004

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Aurora Platinum Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday June 3, 2004 at 11:00 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 and the Auditors' Report thereon;

2. fix the number of directors at five and elect directors for the ensuing year;

3. appoint auditors for the Company;

4. authorize by special resolution the Continuation of the Company into British Columbia and adoption of new Charter Documents;

5. authorize that an additional 259,000 common shares of the Company be issuable pursuant to the Company's Stock Option Plan;

6. ratify, confirm and approve the adoption of the Company's 2004 Stock Option Plan; and

7. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

TAKE NOTICE that pursuant to the *Business Corporation Act* (Yukon Territory), holders of common shares of the Company may at or before the Meeting give the Company written notice of dissent with respect to the Continuation Resolution, and subject to compliance with Section 193 of the *Business Corporations Act* (Yukon Territory), require the Company to pay such holders the fair market value of the holders' shares in accordance with Section 193 of the *Business Corporations Act* (Yukon Territory). Further particulars of holders' rights of dissent are set out in the accompanying Information Circular.

The Directors have fixed the close of business on April 21, 2004 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

Thomas W. Beattie
Vice President, Corporate Development

April 23, 2004
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** *If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective,* proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

AURORA PLATINUM CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 21, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of AURORA PLATINUM CORP. (the "Company" or "Aurora") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his or her attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING BEFORE THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Beneficial shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a

Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his or her attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at 3081 Third Avenue, Whitehouse, Yukon, Y1A 4Z7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting before the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and to the extent that current and future insiders may be granted options to purchase shares of the Company pursuant to the Company's Stock Option Plan (see "Particulars of Other Matters to be Acted On").

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 21,265,414 common shares issued and outstanding. Only those shareholders of record on April 21, 2004 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting required approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Southwestern Resources Corp. (1)	3,358,275	15.8%
Exploration Capital Partners Limited Partnership (2)	2,258,596	10.62%

(1) Southwestern Resources Corp. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.
(2) Exploration Capital Partners Limited Partnership is an investment partnership registered in Las Vegas, Nevada.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. As required by governing legislation, advance notice of the Meeting was published in The Whitehorse Star, The Vancouver Province and The Toronto Star.

Shareholder approval will be sought to fix the number of directors of the Company at five, which must be approved by a simple majority of votes cast at the Meeting.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is a resident of the United States of America, has been furnished by each of them:

Name	Position Held	Present Principal Occupation (1)	Director Since	Shares Owned (2)
ALAN C. MOON (4) (5) Calgary, AB	Director & Chairman of the Board	President of Crescent Enterprises Inc. (a private corporate consulting company), Chairman of Maxim Power Corp. (a public electrical generation company).	2002	4,500
DANIEL G. INNES(5) West Vancouver, B.C.	President, CEO & Director	Director, President & CEO of the Company and Lake Shore Gold Corp.; Director & VP Exploration of Southwestern Resources Corp.; (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2000	nil
MICHAEL D. WINN (3)(4) (5) California, USA	Director	President, Terrasearch Inc. (financial consulting company).	2000	150,000
A. MURRAY SINCLAIR (3)(4) Vancouver, B.C.	Director	Managing Director, Quest Capital (public management company).	2000	nil
WILLIAM D. McCARTNEY(3) Vancouver, B.C.	Director	President & CEO of Pemcorp Management Inc. (financial consulting company).	2004	37,500

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2004.

(3) Member of Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Environment and Safety Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "Exchange") requires every listed company to annually disclose its approach to corporate governance in a "Statement of Corporate Governance" with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors have implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth.

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

Guideline 1 Stewardship of the Corporation

The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Guidelines 2 and 3 Board and Director Independence

A majority of the directors should be "unrelated" directors. The Board should determine on an annual basis whether the Board has a majority of unrelated directors.

The Board is responsible for determining whether or not each director is an unrelated director. To do

this, the Board analyses all the relationships of the directors with the Company. The Company carries out this assessment and discloses its analysis and conclusions annually. In analyzing the independence of the Board and whether a majority of its directors is unrelated, the Board examines whether the individual is a member of management, and whether the individual has any interest, or business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

The majority of directors are unrelated to the Company. The Company does not have a significant shareholder, which is defined as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company consists of five directors. Daniel G. Innes, President and CEO of the Company, is a member of management and thus he is a "related" director. Alan Moon is the non-executive Chairman of the Board and does not work in the daily operations of the Company. He is compensated for his work as Chairman, however, the Company does not consider that this relationship could, or could be seen to, materially interfere with his ability to act in the best interests of the Company. Michael Winn is also a director of Lake Shore Gold Corp., a company in which Aurora holds 38.58% of the outstanding shares, and to which the Company provides administrative services. The Company has determined, however, that Mr. Winn remains free from any relationship that could materially interfere with his ability to act in the best interests of the Company by reason of being a director in both companies. The remaining directors, William McCartney and A. Murray Sinclair, do not work in the day-to-day operations of the Company and are "unrelated" directors because they are independent of management and free from any interest and any business or other relationship that could materially interfere with their ability to act in the best interests of the Company.

Guideline 4 Committee to nominate and assess Directors

> *The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.*

The Board of Directors as a whole determines nominations to the Board. The Board is of the view, because of the minimal turnover of directors, current stage of the Company's development, and relatively small size of the Board, that this process is appropriate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

Guideline 5 Process for assessment

> *The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.*

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit, Compensation and Environment and Safety Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6 Orientation and Education for new Directors

The Company should provide an education and orientation program for new members of the Board of Directors.

The Board has implemented an informal education and orientation program for new members. In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports, annual information forms, proxy solicitation materials and various other operating and property reports. Senior management makes regular presentations to the Board on the main areas of the Company's business. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7 Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provide a diversity of views and experience, while facilitating effective decision-making.

Guideline 8 Directors' Compensation

The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.

The amount and form of directors' compensation is reviewed every year, to ensure that such compensation realistically reflects the responsibilities and risks of being an effective director of an exploration-stage company with no regular revenues from operations. See the section titled "Statement of Executive Compensation - Compensation of Directors" for further information.

Guideline 9 Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has appointed three committees: the Audit Committee, the Compensation Committee and the Environment and Safety Committee, which are described below. The Company is not required to have an executive committee of the Board of Directors. The Guidelines suggest that committees should generally be composed of outside (non-management) directors, a majority of whom are also unrelated directors. Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.

The Compensation Committee consists of three outside and unrelated directors: Alan C. Moon, Committee Chairman, Michael D. Winn and A. Murray Sinclair. The Committee is responsible for the review of the compensation (including stock options) of the senior management of the Company, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section titled "Statement of Executive Compensation - Report on Executive Compensation".

The Environment and Safety Committee consists of: Daniel Innes, Committee Chairman, Michael Winn and Alan Moon. The Committee is responsible for evaluating environmental and safety performance within the Company including that provided by Company contractors; and ensuring that good business practices exist in order that the Company meets or exceeds its legal requirements concerning environmental and safety practices.

Guideline 10 Approach to corporate governance

The Board of Directors should assume responsibility for developing the Company's approach to governance issues.

The Board addresses matters of corporate governance on a continuing basis and has adopted a Board Policy Manual and Code of Business Ethics and Conduct. The Board Policy Manual stresses the duties imposed on management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance. The Board monitors best practices among major Canadian and American mining and mineral exploration companies to ensure the Company continues to maintain high standards of corporate governance.

Guideline 11 Position Descriptions for the Directors and CEO

The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the objectives to be met by the CEO.

The Board has not established position descriptions for Board members and the CEO as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. The Board expects management to review the company's strategies and their implementation in all key areas of the company's activities; carry out a budgeting process and monitor the company's financial performance; and identify opportunities and risks affecting the company's business and find ways of dealing with them.

Guideline 12 Board Independence of Management

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Chairman of the Board is independent of management.

In addition, the Board is able to function independently of management because of limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest. Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's management. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a company in which the director has an interest, (ii) is with or for the benefit of a company affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

Each director discloses conflicts to the Board annually in writing. Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any

profit that he or she realizes from the transaction. If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13 Audit Committee

The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to members as to their duties. The duties should include oversight responsibility for management reporting on internal control. The committee should have direct communication channels with the internal and external auditors.

The Audit Committee consists of three independent and unrelated directors: William D. McCartney, Committee Chairman, Michael D. Winn, and A. Murray Sinclair. The Audit Committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

The US Securities and Exchange Commission (the "SEC") defines an "audit committee financial expert" as a person: (1) with an understanding of generally accepted accounting principles and financial statements; (2) with the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; and (3) with experience in preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities.

Although the Company is not required to comply with SEC policies, the Board has determined that the Chair of the Audit Committee, William D. McCartney, Chartered Accountant, qualifies as an audit committee financial expert. The SEC has indicated that the designation of Mr. McCartney as an audit committee financial expert does not make him an 'expert' for any purpose, impose any duties, obligations or liability on Mr. McCartney that are greater than those imposed on members of the Audit Committee and Board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial management. The company's external auditors have a direct line of communication with the committee at all times. The external auditors must meet with the committee without management present at least once a year. Management gives the Audit Committee a report assessing the adequacy and effectiveness of the company's disclosure controls and systems of internal control. The committee approves all non-audit work performed by the external auditors.

Guideline 14 Outside Advisers

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company's expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.

The Board has formally established a system that enables an individual director to engage an outside adviser at the Company's expense in appropriate circumstances and subject to approval by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies. This table sets out all compensation paid to the Company's Chief Executive Officer, the Chief Financial Officer and the Company's four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year, and for the purpose of the *Business Corporations Act* (Yukon Territory) $40,000 including any individual who would have qualified as such an officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

Compensation Summary

The following table discloses the compensation paid by the Company, during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE - NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation (1) (2)		
					Awards		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options (#) Granted	Restricted Shares or Share Units ($)	All Other Compensation ($)
Daniel G. Innes(3) President & CEO	2003	nil	nil	55,025(4)	nil	nil	nil
	2002	nil	nil	149,675(4)	25,000	nil	nil
	2001	nil	nil	116,250(4)	175,000	nil	nil
Parkash K. Athwal(5) Chief Financial Officer	2003	nil	nil	nil	nil	nil	nil
	2002	nil	nil	nil	75,000	nil	nil
	2001	nil	nil	nil	nil	nil	nil
Michael J. Byron VP, Exploration	2003	nil	nil	58,900(6)	nil	nil	nil
	2002	nil	nil	119,708(6)	25,000	nil	nil
	2001	nil	nil	114,993(6)	15,000	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.
(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.
(3) Member of the Board of Directors.
(4) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.
(5) Ms. Athwal's services are provided pursuant to a Management Services Agreement between Southwestern Resources Corp. and the Company.
(6) Paid to Byron Consulting Inc., a private consulting company controlled by Mr. Byron.

Options and SAR's

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. The Plan complies with the Exchange's policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR's") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR[1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Daniel G. Innes	nil	n/a	n/a	n/a	n/a
Parkash K. Athwal	nil	n/a	n/a	n/a	n/a
Michael J. Byron	nil	n/a	n/a	n/a	n/a

(1) No SAR's were granted.

The following table discloses the particulars of stock options of the Company, exercised during the last financial year by the Named Executive Officers:

OPTION/SAR EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

Name/ Company granting Option	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2003[2] ($) Exercisable/Unexercisable
Daniel G. Innes	nil	n/a	400,000/nil	462,000/nil
Parkash Athwal	Nil	n/a	75,500/nil	1,155/nil
Michael J. Byron	nil	n/a	45,000/nil	nil/nil

(1) As no SARS's were granted, no SAR's were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Options and SAR Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SAR's.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Alan C. Moon, Michael D. Winn and A. Murray Sinclair. The Compensation Committee's Report on Executive Compensation is as follows:

In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company. Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SAR's, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.

Compensation of Directors

As of December 2003, Alan C. Moon has been compensated by the Company for his services as Chairman of the Board, in the amount of $3,000 per month. Commencing in 2004 the Company will pay $6,000 per year to each of the outside directors, except the Chairman (Michael D. Winn, Murray

A. Sinclair and William D. McCartney). Compensation paid to the other board members is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table". In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time. During the financial year ended December 31, 2003 the aggregate direct remuneration paid or payable by the Company to its directors was $58,025.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1998 with the cumulative total shareholder return of the TSX Venture Exchange Composite Index. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such Index on December 31, 1998. The Company's issued and authorized capital was consolidated on a one old for four new basis on August 3, 2000 and for comparison purposes share prices for the years 1998 and 1999 are quoted on a post consolidated basis. In early 2002 the Canadian Venture Exchange merged with the Toronto Stock Exchange to form the TSX Venture Exchange, a part of the TSX Group of Companies.


Company
TSX Venture Composite Index
$800
$700
$600
$500
$400
$300
$200
$100
$0
Dec.31,1998
Dec.31,1999
Dec.31,2000
Dec.31,2001
Dec.31,2002
Dec.31,2003

	Dec.31,1998	Dec.31,1999	Dec.31,2000	Dec.31,2001	Dec.31,2002	Dec.31,2003
Company Index	100.00	66.66	750.00	307.29	388.54	320.83
TSX Venture Composite Index	100.00	589.89	730.40	261.60	271.06	441.96

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Yukon Business Corporations Act Disclosure

No directors or officers of the Company, other than those referred to under the section titled "Management and Consulting Contracts", received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT AND CONSULTING CONTRACTS

The Company entered into contracts with two of the Named Executive Officers, or a company controlled by the Named Executive Officer, and the compensation paid pursuant to such contract is listed in the section titled "Statement of Compensation - Summary Compensation Table". The Company also entered into a consulting contract with a company controlled by Thomas W. Beattie, an officer of the Company, pursuant to which an aggregate of $31,643 was paid during the Company's last fiscal year. None of the contracts provide for any financial payment upon termination or change of control of the Company.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders. Deloitte & Touche LLP were initially appointed auditors of the Company in 2000.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CONTINUATION TO BRITISH COLUMBIA AND ADOPTION OF CHARTER DOCUMENTS

The Company presently exists under the *Business Corporations Act* (Yukon Territory) (the "Yukon Act"). Management is seeking shareholder approval to continue (the "Continuation") the Company to British Columbia under the *Business Corporations Act* (British Columbia) (the "BC Act"), which has been recently adopted in British Columbia.

The BC Act replaced the former Company Act (British Columbia) and is designed to provide flexibility and efficiency for British Columbia companies. The BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada including the Yukon. Management is of the view that the Company will achieve efficiencies and cost savings by having its registered and records office in British Columbia. If the Continuation is approved, shareholders will also be approving:

1. a new "Notice of Articles", which is substantially the same as the Company's current articles filed under the Yukon Act and which retains the Company's authorized capital of an unlimited

number of common shares without par value ; and

2. new articles (the "Articles") under the BC Act which will be substantially similar to its existing by-laws under the Yukon Act, save as described herein.

Upon the Continuation the Yukon Act will cease to apply to the Company and the Company will thereupon become subject to the BC Act, as if it had been originally incorporated as a British Columbia company. The Continuation will not result in any change in the name or business of the Company or its assets, liabilities, net worth or management, or have a material adverse effect on its tax position (other than as may apply to shareholders dissenting to the Continuation Resolution). However, the Continuation will give rise to certain material changes in the corporate laws applicable to the Company. See the section titled "Comparison between B.C. and Yukon Corporate Law". The Continuation is not a reorganization, amalgamation or merger. Shareholders' shareholdings will not be altered by the Continuation (other than with respect to shareholders dissenting to the Continuation Resolution).

The proposed Notice of Articles and Articles, which will govern the affairs of the Company if the Continuation Resolution is approved by shareholders, are available for viewing by request to the Corporate Secretary of the Company at Suite 1650-701 West Georgia Street, Vancouver, B.C. The Management of the Company believes the major changes will be:

1. Certain changes to the Articles and Notice of Articles may now be made by directors' resolution or ordinary resolution. A description of the changes is provided below;

2. Directors may, by directors' resolution or ordinary resolution, approve a change of name of the Company without the requirement to obtain shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. The quorum for shareholders' meetings is changed from two shareholders to one shareholder present in person or represented by proxy; and

5. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. By directors' resolution or ordinary resolution, in each case as determined by the directors, to:

   (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

   (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

   (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) change unissued shares with par value into shares without par value or and vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f) subdivide all or any of its unissued, or fully paid issued, shares; and

(g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. If the BC Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Subject to such changes as required by regulatory authorities or recommended by counsel, shareholders will be asked at the Meeting to approve the following Special Resolution:

"RESOLVED, as a special resolution, that:

1. ***the Company be authorized to prepare a Continuation Application/Notice of Articles respecting the proposed Continuation of the Company from the Yukon Territory to British Columbia and that any one director or officer be authorized to do all that is required to complete the Continuation to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;***

2. ***the Company apply to the Registrar of Corporations (Yukon Territory) to permit such continuation in accordance with section 191 of the Business Corporations Act (Yukon) (the "Yukon Act");***
3. ***the Company apply to the Registrar of Companies to permit such continuation in accordance with section 302 of the Business Corporations Act (the "BC Act);***

4. ***the Company be authorized to undertake and complete the Continuation from Yukon Territory to the Province of British Columbia, pursuant to Section 191 of the Yukon Act and Section 302 of the BC Act;***

5. ***effective on the date of the Continuation, the Company adopt (i) the Notice of Articles, authorizing an unlimited number of common shares without par value, and (ii) Articles substantially in the forms presented at the Meeting in substitution, respectively, for the existing articles and by-laws of the Company;***

6. ***notwithstanding the passage of this special resolution by the shareholders of the Company, the board of directors of the Company, in their sole discretion and without further notice to or approval of the shareholders of the Company, may decide not to proceed with the Continuation or otherwise give effect to this special resolution, at any time prior to the Continuation becoming effective; and***

7. ***any one or more of the directors and officers of the Company be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including forms under the BC Act, as may be required to give effect to the true intent of this resolution."***

The Continuation and the Notice of Articles shall take effect immediately on the date and time the Notice of Continuation/Notice of Articles is filed with the Registrar of Companies. The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

Comparison Between BC and Yukon Corporate Law

The following is a summary only of certain differences between the BC Act, the statute that will govern the corporate affairs of the Company upon the Continuation, and the Yukon Act, the statute which currently governs the corporate affairs of the Company.

In approving the Continuation, the shareholders will be approving the adoption of a Continuation Application, Notice of Articles and Articles for the Company and will be agreeing to hold securities in a company governed by the BC Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuation. In exercising their vote, shareholders should consider the distinctions between the Yukon Act and the BC Act, only some of which are outlined below.

Notwithstanding the alteration of shareholders' rights and obligations under the BC Act and the proposed Continuation Application, Notice of Articles and Articles for the Company, the Company will still be bound by the rules and policies of the TSX Venture Exchange as well as the applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.

Charter Documents

Under the BC Act, the charter documents consist of a "Notice of Articles", which sets forth the name of the Company and the amount and type of authorized capital, and "Articles" which govern the management of the Company (collectively, the "Charter Documents"). The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the Company's registered and records office.

Under the Yukon Act, the Company has "articles", which set forth the name of the Company and the amount and type of authorized capital, and "bylaws" which govern the management of the Company. The articles are filed with the Registrar of Companys and the bylaws are filed only with the Company's registered and records office.

If shareholders approve the Continuation, the Notice of Articles and the Articles under the BC Act, the Company will have unlimited authorized capital consisting of common shares without par value, which is the same as it has under the Yukon Act. The Continuation to British Columbia and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Company except as previously described.

Amendments to the Charter Documents of the Company

The Yukon Act, which currently governs the Company, requires a two-thirds majority vote to make substantive changes to the Company's charter documents. Any substantive change to the corporate charter of a company under the BC Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a resolution passed by:

(a) the type of resolution specified by the articles (see the section titled "Continuation to British Columbia and Adoption of Charter Documents" for information on the types of resolutions required by the Articles for the Company); or

(b) if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

As the Articles of the Company do not contain such a provision requiring a specific majority, future special resolutions will require a two-thirds vote. The BC Act does allow some capital alterations and alterations to the charter documents to be approved by an ordinary resolution (simple majority) of shareholders or by the directors if the articles so provide. The Company will, subject to shareholder approval at the Meeting, have provisions in its proposed Articles that permit alterations of the Notice of Articles, Articles and share structure in some circumstances by directors' resolution or ordinary resolution as previously described in this Information Circular.

Other fundamental changes pursuant to both Acts, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the Company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Where an amalgamation contains a provision that would entitle a class or series vote under section 178 of the Yukon Act, then such class or series may vote separately as a class or series. Each share of the Company carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote.

Sale of Company's Undertaking

Under the BC Act, the Company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the Company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the Company specify is required for the Company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the New Articles do not contain such a provision, a two- thirds majority vote will be required in the event of a sale of the Company's undertaking.

Under the Yukon Act, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taken by the Company may exercise a right of dissent and require the Company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where any court order permits dissent or where the Company proposes:

(a) by resolution to alter the Articles to alter restrictions on the powers of the Company or on the business it is permitted to carry on;

(b) by resolution to adopt an amalgamation agreement;

(c) by resolution to approve an amalgamation into a foreign jurisdiction;

(d) by resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) by resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company's undertaking;

(f) by resolution to authorize the continuation of the Company into a jurisdiction other than British Columbia; or

(g) to ask shareholders to approve any other resolution, if dissent is authorized by the resolution.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BC Act.

Oppression Remedies

Under the BC Act a shareholder of the Company, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

(a) the affairs of the Company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b) some act of the Company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the Company.

The Yukon Act contains rights that are expressed to be available to a larger class of complainants. Under the Yukon Act, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates

are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a shareholder or director of the Company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the Company to enforce a right, duty or obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BC Act provides that one or more shareholders of the Company holding at least 1/20 of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The Yukon Act also provides this right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at and conduct of the general meeting is now governed by securities legislation and is not governed by the BC Act. The Yukon Act has mandatory proxy solicitation requirements for "distributing corporations", which applies to corporations which have made a distribution of its securities to the public and has more than 15 shareholders.

Place of Meetings

Under the BC Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(a) the location is provided for in the articles;

(b) the articles do not restrict the Company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the Company, may be approved by directors' resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c) the location is approved in writing by the Registrar of Companies before the meeting is held.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the corporation's articles so provide.

Directors

The BC Act provides that the Company, as a reporting company, must have a minimum of three directors but does not impose any such residency requirements on the directors.

The Yukon Act does not have any such residency requirements, but does require that at least two of the directors not be officers or employees of the corporation or its affiliates.

Rights of Dissent to the Continuation

The shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their common shares or if such shareholder dissents to the Continuation and the Continuation becomes effective. Neither a vote against the Continuation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuation Resolution. On the action approved by the Continuation Resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his or her dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuation is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Company in favour of the dissenting shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of the Company to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Company for the purchase of his or her common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Company being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the common shares,

the deposit of the share certificates representing the common shares, and other matters.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities, then the Company shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his or her common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his or her full rights as a shareholder, failing which he or she retains his or her status as a claimant against the Company to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Company's registered and records office at The Drury Building, 3081 Third Avenue, Whitehorse, Yukon Y1A 4Z7, or by the Chairman of the Meeting, at or before the Meeting.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

The directors of the Company may elect not to proceed with the transactions contemplated in the Continuation Resolution if any notices of dissent are received.

APPROVAL OF ADDITONAL SHARES RESERVED FOR ISSUANCE PURSUANT TO THE COMPANY'S CURRENT STOCK OPTION PLAN

Shareholder approval for the Company's current Plan (the "Current Plan") was obtained at the Company's 2000 Annual Meeting. The TSX Venture Exchange (the "Exchange") has requirements relating to fixed number stock option plans, including the requirement that every fixed number plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the plan. The Board of Directors has allotted and reserved a further 259,000 common shares for issuance from time to time pursuant to the Current Plan, 155,000 of which have been provisionally granted by the Board, subject to shareholder and regulatory approval. If the allotted reservation is approved by shareholders, the maximum number of shares issuable under the Current Plan since its inception will be 2,634,473 while the total number of shares reserved for issuance and not yet exercised under the Current Plan will be 2,125,723, which will represent less than 10% of the 21,260,414 outstanding issue of the Company (as defined by Exchange policies). No financial assistance will be provided by the Company to facilitate the purchase of shares under the Current Plan.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

> ***"RESOLVED THAT 259,000 common shares be authorized and approved as the additional number of shares which may be subject to issuance pursuant to the Company's Stock Option Plan."***

APPROVAL OF ADOPTION OF NEW STOCK OPTION PLAN

Shareholder approval for the Company's Current Plan was obtained at the Company's 2000 Annual and Special Meeting. The Current Plan is a "fixed number" stock option plan, under which a fixed number of shares may be reserved for issue upon exercise of options granted under the plan, which fixed number of shares must be approved from time to time by shareholders of the Company.

The Exchange recently changed its Stock Options Policy to permit a "rolling" stock option plan (a "Rolling Plan") under which the number of shares that may be reserved for issue upon exercise of options granted under the Rolling Plan is based on the number of outstanding shares at the date of the grant of options, subject to a maximum of 10% of such number of outstanding shares.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution:

> ***"RESOLVED that the Company adopt and approve, subject to shareholder and TSX Venture Exchange approval, a rolling stock option plan, allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company's shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the rolling stock option plan."***

For full particulars, please refer to the text of the proposed Rolling Plan, a copy of which is available from Suite 1650 – 701 West Georgia Street, Vancouver, BC V7Y 1C6, and will be available at the Meeting.

If the Rolling Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of Exchange approval will be pursuant to the Rolling Plan.

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C.
April 21, 2004

Thomas W. Beattie
Vice President, Corporate Development

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.
April 21, 2004

Daniel G. Innes
President and C.E.O.

Parkash K. Athwal
Vice President, Finance and C.F.O.

82-34760

Aurora Platinum Corp.

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

News Release

AURORA PLATINUM CORP.
NEW HIGH-GRADE CU-NI-AU-AG-PGM MINERALIZATION DISCOVERY, CRAZY CREEK ZONE, FOY OFFSET PROPERTY SUDBURY, ONTARIO

April 7, 2004

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** announced today the results of its recent surface exploration program on the Crazy Creek Zone, Foy Offset, Sudbury, Ontario.

Mineralization on the Crazy Creek Zone is located along the Foy Offset Dyke, approximately four kilometres west of the Company's Nickel Lake discovery (see News Release dated May 15, 2002). The mineralized zone lies within the Canhorn Joint Venture Claims, a 50/50 joint venture between Inco Limited and Falconbridge Limited, and the Aurora/Falconbridge Foy Joint Venture Claims. Aurora has vested in its option agreement with Falconbridge Limited (part of its Foy Joint Venture) and consequently Aurora has acquired 60% of the Foy Joint Venture Claims and 60% of Falconbridge's 50% interest in the Canhorn Claims (see News Release dated August 12, 2003).

Past drilling and geophysics (1980's) identified a 600 metre long east trending zone of stacked subhorizontal Cu-Ni-PGM sulphide-rich lenses and veins east of the Crazy Creek Fault. The mineralized zone is defined by geophysics and is characterized by high-grade Cu-PGM rich lenses and veins hosting metal values similar to "footwall-type" mineralization. The zone is open to the east and at depth. Historical drill intersections include the following:

Hole No.	From (feet)	To (feet)	Length (feet)	Copper %	Nickel %	Gold (g/t)	Platinum (g/t)	Palladium (g/t)	Cu+Ni %	Total PGM (g/t)
FB-87-01	398.0	481.0	83.00	1.02	0.19	1.43	0.14	0.11	1.21	1.68
including	446.3	475.0	28.71	2.26	0.35	4.03	0.22	0.15	2.61	4.40
including	469.5	475.0	5.51	4.42	1.44	19.16	0.22	0.15	5.86	19.53
FB-87-22	433.5	443.1	9.61	5.99	0.51	0.97	3.21	2.34	6.50	6.51
FB-87-47	441.7	443.4	1.71	6.56	0.97	0.14	0.99	0.73	7.53	1.85
	449.5	452.2	2.70	10.97	0.31	1.05	0.63	0.76	11.28	2.44
FB-87-55	404.0	409.0	5.00	0.57	2.17	0.19	0.83	0.73	2.74	1.55
FB-87-66	395.1	587.3	192.19	1.00	0.15	0.24	0.25	0.15	1.15	0.64
including	469.1	475.5	6.40	13.87	1.48	3.17	1.47	0.62	15.35	5.26
including	553.3	557.3	4.00	4.90	3.09	1.25	1.55	1.77	7.98	4.57
FB-88-68	267.8	269.5	1.70	11.95	0.66	0.16	1.21	1.50	12.61	2.87
	354.7	357.0	2.30	19.84	0.27	0.30	0.64	0.91	20.11	1.84

...more

As the Crazy Creek Zone is covered by overburden, and only known from geophysics and limited historical drilling, a ground conductivity survey (EM31) was completed over the Zone in 2003 to determine if the intersected mineralization outcrops on surface, to better define the extents of the near surface mineralization and to help constrain the planned trenching program. By late fall 2003, an extensive program of surface stripping, trenching, and outcrop washing was completed. The resulting work exposed several new areas within the offset dyke hosting abundant chalcopyrite-bornite rich veins and stringers, and has established that the mineralization exists from surface to approximately 250 metres vertical depth (the deepest historical intersections) and extends along strike to the east for 600 metres. The Crazy Creek Zone remains open in all directions.

An initial six grab samples, taken of some of the veins from the trenched area, returned assays up to 7.47 grams per tonne gold plus platinum plus palladium and 123 grams per tonne silver. Detailed mapping and channel sampling of the trenched areas is now complete, and has confirmed that the mineralization is related to a late hydrothermal event, with veining structurally controlled, roughly perpendicular to the east-west strike of the offset dyke. This new Cu-Ni-PGM discovery, being related to a relatively low temperature (approximately 400° C) hydrothermal process, constitutes a new type of mineralization within the offset dyke environment. At Crazy Creek the Foy Offset Dyke consists of an inclusion bearing phase (principally granitic gneiss and diabase within the quartz diorite host), where the more significant mineralization is related to the quartz diorite dominant portions. Disseminated and blebby chalcopyrite (up to 2% in places) commonly occurs throughout the quartz diorite phase.

A total of 304 samples were collected and submitted for assay. Samples were taken to establish both the metal content of the veins and the host rock - the inclusion bearing quartz diorite. Channel sample lengths varied from 15 centimetres to 2 metres, and sample widths from less than 1 centimetre to 9 centimetres. Gold values vary from detection limit (less than 1 part per billion) to 15.2 grams per tonne, platinum is reported from less than 5 parts per billion to 3.6 grams per tonne, palladium from less than 1 part per billion to 7.5 grams per tonne, silver from detection limit (less than 0.2 parts per million) to 217 grams per tonne, copper from 0.01% to 33.9%, and nickel from 0.01% to 4.3%.

Vein mineralogy consists of chalcopyrite, bornite, pyrite, and minor quartz. Platinum, palladium and silver occur as bismuth tellurides displaying overgrowth textures suggesting multiple episodes of mineralization. Intense iron-rich chlorite alteration envelopes occur along vein margins and in places this pervasive hydrothermal alteration imparts a distinctive black colour to the host quartz diorite.

Remobilised Cu-PGM rich mineralization in the Sudbury camp is often spatially related to typical contact and offset type Ni-Cu massive sulphide deposits. This association has yet to be identified at Crazy Creek and remains a primary focus for future exploration programs. Planning for the next phase of exploration is in progress and will include surface geophysics followed by a drill program to further evaluate the economic viability of the Crazy Creek vein/stockwork mineralization and to search for associated Ni-Cu rich massive sulphide mineralization.

The Crazy Creek program is being supervised by Yves Clement (P.Geo), the Qualified Person for this project.

...more

Aurora Platinum Corp. is actively exploring for Ni-Cu-PGM deposits in Ontario and Québec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100% owned properties in northwestern Ontario and in Québec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Dev.
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

82-34760

BCSC

British Columbia Securities Commission

RECEIVED

2004 MAY -6 A 9:48

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

02FEB-53

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Aurora Platinum Corp.	DEC. 31, 2003	04/03/25

ISSUER ADDRESS		
1650-701 W. GEORGIA ST.		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER, BRITISH COLUMBIA V7Y 1C6	(604) 688-5175	(604) 687-7778

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PARKASH ATHWAL	VP FINANCE, CFO	(604) 669-2525

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
PATHWAL@SWGOLD.COM	WWW.AURORAPLATINUM.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	ALAN C. MOON	04/03/25
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	DANIEL G. INNES	04/03/25

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the year ended December 31, 2003

Schedule B : Supplementary Information

Related Party Transactions for the year ended December 31, 2003

Fees paid on account of consulting and management services provided by directors and officers	$	189,541
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	172,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	4,560

* For administrative overhead such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the year ended December 31, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
January 17, 2003	Exercise of warrants	117,646	$352,937	$3.00	-	Cash
February 6, 2003	Exercise of options	100,000	$77,000	$0.77	-	Cash
March 5, 2003	AEM - Abitibi option agreement	50,000	$132,500	$2.65	-	Mineral property
May 26, 2003	Montcalm property option agreement	15,000	$32,100	$2.14	-	Mineral property
October 7, 2003	Exercise of options	5,000	$3,850	$0.77	-	Cash
Oct - Dec 2003	Exercise of warrants	365,700	$914,250	$2.50	-	Cash
December 19, 2003	Property option - Belleterre	23,333	$69,999	$3.00	-	Mineral property

Share Capital as at December 31, 2003

	Common
Authorized shares	100,000,000
Par value	N.P.V.
Shares issued	20,128,550

There were no warrants issued during the year ended December 31, 2003

Warrants outstanding at December 31, 2003

Date	Number	Exercise Price	Expiry date
December 31, 2001	117,500	$4.00	December 31, 2004
August 6, 2002	1,168,000	$2.50	January 14, 2004
September 3, 2002	115,000	$2.50	September 3, 2004

Stock options granted during the year ended December 31, 2003

Date	Optionee	Number	Price	Expiry
November 20, 2003	Employee	2,000	$3.18	November 20, 2008
December 2, 2003	Employee	2,000	$3.00	December 2, 2008
December 2, 2003	Consultants	30,000	$3.00	December 2, 2008
December 2, 2003	Alan Moon	50,000	$3.00	December 2, 2008

Stock options outstanding at December 31, 2003

Number	Exercise Price	Expiry
710,000	$0.77	May 11, 2005
8,500	$3.85	September 5, 2005
5,000	$3.50-$4.09	October 31,2005
20,000	$4.25	March 7,2006
934,000	$3.70	May 10,2006
50,000	$3.40	July 8, 2006
75,000	$3.66	June 9, 2007
10,000	$2.89	April 2,2007
50,000	$3.40	September 19, 2007
2,000	$3.18	November 28, 2008
82,000	$3.00	December 2, 2008
1,946,500		

Statement of Office Expense

	Year Ended December 31, 2003
Stationery & supplies	$ 94,160
Salaries and benefits	55,681
Telephone/Postage	11,624
Bank Charges	7,295
Taxes	105,764
Misc	2,944
	$ 277,468

Directors and Officers of Aurora Platinum Corp.

Alan C. Moon	Director and Chairman	Calgary, Alberta
Daniel G. Innes	Director, President and CEO	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
William D. McCartney	Director	Vancouver, B.C.
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management's Discussion (see attachment)

82-34760

Aurora *Platinum Corp.*

REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company's website (www.auroraplatinum.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company's transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company's transfer agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

☐ Interim Financial Statements and Management's Discussion and Analysis

☐ Annual Report and Management's Discussion and Analysis

NAME (please print)			
APT.	**STREET NUMBER**	**STREET NAME**	
CITY	**PROVINCE/STATE**	**POSTAL/ZIP CODE**	

Signature ____________________

Date ____________________

By signing this form I certify that I am a shareholder of Aurora Platinum Corp.

AURORA PLATINUM CORP.

Proxy Solicited by Management of the Company for the Annual and Special Meeting of Shareholders to be held on Thursday June 3, 2004

The undersigned registered shareholder of Aurora Platinum Corp. (the "Company") hereby appoints **Daniel G. Innes**, or failing him **Thomas W. Beattie**, or instead of either of them, ______________________________
as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on **Thursday June 3, 2004** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

______________________ ______________________________________
Date Signature of Registered Shareholder

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1, 2, 3, 4, 5, and 6. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Fix the number of directors at five.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

2. Election of five Directors:

Alan C. Moon	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Daniel G. Innes	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Michael D. Winn	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
A. Murray Sinclair	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
William D. McCartney	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**

3. Appointment of Deloitte & Touche LLP as auditors.
   ☐ **VOTE FOR** ☐ **WITHHOLD AUTHORITY**

4. Authorize by special resolution the Continuation of the Company into British Columbia and adoption of new Charter Documents.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

5. Authorize an additional 259,000 common shares of the Company as issuable pursuant to the Company's Stock Option Plan.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

6. Approve the adoption of the Company's 2004 Stock Option Plan.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

7. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.